Free Translation into English of Quarterly Information (ITR)
                         Originally Issued in Portuguese





                       Telemig Celular Participacoes S.A.

            Interim Financial Information for the Three-Months ended
                               September 30, 2002


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
BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                 STATUTORY

01.01 - IDENTIFICATION

--------------- --------------------------------------------------------------------- ----------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                         02.558.118/0001-65
--------------- --------------------------------------------------------------------- ----------------------
4 - NIRE
55.300.005.770
------------------------------------------------------------------------------------------------------------

01.02 - HEADQUARTERS

----------------------------------------------------------------- ------------------------------------------
1 - ADDRESS                                                       2 - ZONE OR DISTRICT
SCN Quadra 03, BI A Sobreloja                                     Asa Norte
----------------------------------------------------------------- ------------------------------------------
3 - ZIP CODE          4 - CITY                                                              5 - DISTRICT
70713-000             Brasilia                                                              DF
--------------------- --------------------------------------------------------------------- ----------------
6 - AREA CODE          7 - PHONE NUMBER       8 - PHONE NUMBER         9 - PHONE NUMBER        10 - TELEX
061                    429-5600               -                        -                       -
---------------------- ---------------------- ------------------------ ----------------------- -------------
11 - AREA CODE         12 - FAX NUMBER        13 - FAX NUMBER          14 - FAX NUMBER
061                    429-5626               -                        -
---------------------- ---------------------- ------------------------ ----------------------- -------------
15 - EMAIL
jaugusto.rocha@telemigcelular.com.br
------------------------------------------------------------------------------------------------------------

01.03 - DIRECTOR OF INVESTORS RELATION (COMPANY'S MAILING ADDRESS)

------------------------------------------------------------------------------------------------------------
1 - NAME
JOAO COX NETO
------------------------------------------------------------------------------------------------------------
2 - ADDRESS                                                       3 - ZONE OR DISTRICT
SCN Quadra 03, BI A Sobreloja                                     Asa Norte
----------------------------------------------------------------- ------------------------------------------
4 - ZIP CODE          5 -CITY                                                               6 - DISTRICT
70713-000             Brasilia                                                              DF
--------------------- --------------------------------------------------------------------- ----------------
7 - AREA CODE          8 - PHONE NUMBER       9 - PHONE NUMBER         10 - PHONE NUMBER       11 - TELEX
061                    429-5600               -                        -                       -
---------------------- ---------------------- ------------------------ ----------------------- -------------
12 - AREA CODE         13 - FAX NUMBER        14 - FAX NUMBER          15 - FAX NUMBER
061                    429-5626               -                        -
---------------------- ---------------------- ------------------------ ----------------------- -------------
16 - E-MAIL
jcox@telepart.com.br
------------------------------------------------------------------------------------------------------------

01.04 - REFERENCE / AUDITOR

---------------------------- ---------------------------------------- -----------------------------------------
  CURRENT FINANCIAL YEAR                 CURRENT QUARTER                           PRIOR QUARTER
---------------------------- ---------------------------------------- -----------------------------------------
1 - START       2 - END      3 - NUMBER     4 - START    5 - END      6 - NUMBER     7 - START     8 - END
--------------- ------------ -------------- ------------ ------------ -------------- ------------- ------------
  01/01/2002    12/31/2002         3        07/01/2002   09/30/2002         2         04/01/2002   06/30/2002
--------------- ------------ -------------- ------------ ------------ -------------- ------------- ------------

9 - AUDITOR                                                                         10 - CVM
ERNST & YOUNG AUDITORES INDEPENDENTES S/C                                           00471-5
----------------------------------------------------------------------------------- ------------------------
11 - PARTNER                                                                        12 - CPF
Joao Ricardo Pereira da Costa                                                       722.071.677-04
----------------------------------------------------------------------------------- ------------------------

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CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002STATUTORY

01.01 - IDENTIFICATION

--------------- --------------------------------------------------------------------- ----------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                         02.558.118/0001-65
--------------- --------------------------------------------------------------------- ----------------------

01.05 - CAPITAL STOCK

--------------------------- -------------------------- -------------------------- --------------------------
Number of Shares               1 - CURRENT QUARTER         2 - PRIOR QUARTER           3 - PRIOR YEAR
(In Thousands)                     09/30/2002                 06/30/2002                 09/30/2001
--------------------------- -------------------------- -------------------------- --------------------------
Share Capital
------------------------------------------------------------------------------------------------------------
       1 - Common                         126,612,569                126,612,569                125,171,982
--------------------------- -------------------------- -------------------------- --------------------------
       2 - Preferred                      213,818,805                213,818,805                211,385,993
--------------------------- -------------------------- -------------------------- --------------------------
       3 - Total                          340,431,374                340,431,374                336,557,975
--------------------------- -------------------------- -------------------------- --------------------------
Treasury Shares
------------------------------------------------------------------------------------------------------------
       1 - Common                                   0                          0                          0
--------------------------- -------------------------- -------------------------- --------------------------
       2 - Preferred                                0                          0                          0
--------------------------- -------------------------- -------------------------- --------------------------
       3 - Total                                    0                          0                          0
--------------------------- -------------------------- -------------------------- --------------------------

01.06 - COMPANY PROFILE

------------------------------------------------------------------------------------------------------------
1 - COMPANY TYPE
Commercial, Industrial and Other
------------------------------------------------------------------------------------------------------------
2 - STATUS
Operational
------------------------------------------------------------------------------------------------------------
3 - NATURE OF CONTROL
Brazilian Holding
------------------------------------------------------------------------------------------------------------
4 - ACTIVITY CODE
1990100 - Telecommunications
------------------------------------------------------------------------------------------------------------
5 - PRINCIPAL ACTIVITY
Cellular Telecommunication Services
------------------------------------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Total
------------------------------------------------------------------------------------------------------------
7 - AUDITOR OPINION
Unqualified
------------------------------------------------------------------------------------------------------------

01.07 - ENTITIES NOT INCLUDED IN THE CONSOLIDATED INTERIM FINANCIAL INFORMATION

--------------- -------------- -----------------------------------------------------------------------------
1 - Item        2 - CNPJ       3 - COMPANY NAME
--------------- -------------- -----------------------------------------------------------------------------
N/A             N/A            N/A
--------------- -------------- -----------------------------------------------------------------------------

01.08 - DIVIDENDS DELIBERATED AND/OR PAID DURING AND AFTER THE QUARTER

---------------- -------------- -------------- --------------- ------------------ ----------- --------------
1 - Item         2 - Event      3 - Approval   4 - Dividend    5 - Payment Date   6 - Class   7 - Amount
---------------- -------------- -------------- --------------- ------------------ ----------- --------------
N/A              N/A            N/A            N/A             N/A                N/A         N/A
---------------- -------------- -------------- --------------- ------------------ ----------- --------------


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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY


01.01 - IDENTIFICATION

--------------- ---------------------------------------------------------------------------------------- -------------------------
1 - CVM         2 - COMPANY NAME                                                                         3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                                            02.558.118/0001-65
--------------- ---------------------------------------------------------------------------------------- -------------------------

01.09 - CAPITAL STOCK CHANGES IN THE CURRENT FINANCIAL YEAR

------------ --------------- ------------------------- -------------------------- ------------------ --------------- --------------
1 - Item     2 - Date of     3 - Share Capital         4 - Change                 5 - Source of      6 - Number of   7 - Stock Price
             Change          (In thousands of Reais)    (In thousands of Reais)   Change             Shares          at Issuance
------------ --------------- ------------------------- -------------------------- ------------------ --------------- --------------
    01       04/29/2002                       230,227                      7,202  Capital Reserve         2,432,812    0.0029602800
------------ --------------- ------------------------- -------------------------- ------------------ --------------- --------------
    02       04/29/2002                       230,227                      7,851  Capital Reserve         1,440,587    0.0054503250
------------ --------------- ------------------------- -------------------------- ------------------ --------------- --------------
    03       04/29/2002                       230,227                     34,482  Income Reserve                  0    0.0000000000
------------ --------------- ------------------------- -------------------------- ------------------ --------------- --------------

01.10 - DIRECTOR OF INVESTORS RELATION

----------------------- -----------------------------------------------------------------------------------------------------------
1 - DATE                2 - SIGNATURE
10/29/2002
----------------------- -----------------------------------------------------------------------------------------------------------

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CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY


01.01 - IDENTIFICATION

--------------- ----------------------------------------- ----------------------
1 - CVM         2 - COMPANY NAME                          3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES             02.558.118/0001-65
--------------- ----------------------------------------- ----------------------

02.01 - BALANCE SHEET - ASSETS
(IN THOUSANDS OF REAIS)

                                                        September 30,         June 30,
                                                            2002                2002
                                                      ------------------  ------------------
ASSETS

CURRENT ASSETS:
     Cash and Cash Equivalents                                  112,772             107,661
     Deferred Income Tax and Social Contribution                 21,650              21,650
     Recoverable Taxes                                           23,016              20,117
     Interest on Capital Receivable                              21,153              10,647
     Other current assets                                           280               1,194
                                                      ------------------  ------------------
                                                                178,871             161,269
                                                      ------------------  ------------------

LONG-TERM ASSETS:
     Deferred Income Tax and Social Contribution                157,045             157,675
     Related Parties                                              1,425               1,027
                                                      ------------------  ------------------
                                                                158,470             158,702
                                                      ------------------  ------------------

     Investments
       Subsidiaries                                             416,298             431,940
       Other Investments                                            120                 120
     Property and Equipment                                       1,468               1,559
                                                      ------------------  ------------------
                                                                417,886             433,619
                                                      ------------------  ------------------

                                                      ------------------  ------------------
TOTAL ASSETS                                                    755,227             753,590
                                                      ==================  ==================


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CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY


01.01 - IDENTIFICATION

--------------- --------------------------------------- ----------------------
1 - CVM         2 - COMPANY NAME                        3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES           02.558.118/0001-65
--------------- --------------------------------------- ----------------------

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
(IN THOUSANDS OF REAIS)

                                                                        September 30,          June 30,
                                                                             2002                2002
                                                                      -------------------  ------------------
CURRENT LIABILITIES:
  Current portion of long term debt                                                   82                 110
  Trade creditors                                                                  2,576               2,046
  Taxes and Contributions                                                             55                  47
  Dividends                                                                        2,626               1,982
  Accrued Liabilities                                                              1,123               2,002
  Other current liabilities                                                          838                 449
                                                                      -------------------  ------------------
                                                                                   7,300               6,636
                                                                      -------------------  ------------------

NON CURRENT LIABILITIES:
  Long-term debt                                                                     306                 226
                                                                      -------------------  ------------------
                                                                                     306                 226
                                                                      -------------------  ------------------

SHAREHOLDERS' EQUITY
  Share Capital                                                                  230,227             230,227
  Capital Reserves                                                               194,091             189,686
  Income Reserves                                                                 94,780              94,780
  Retained Earnings                                                              228,523             232,035
                                                                      -------------------  ------------------
TOTAL SHAREHOLDERS' EQUITY                                                       747,621             746,728
                                                                      -------------------  ------------------


                                                                      -------------------  ------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       755,227             753,590
                                                                      ===================  ==================

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CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY

01.01 - IDENTIFICATION

--------------- ------------------------------------------ ---------------------
1 - CVM         2 - COMPANY NAME                           3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES              02.558.118/0001-65
--------------- ------------------------------------------ ---------------------

03.01 - STATEMENTS OF INCOME (IN THOUSANDS OF REAIS)

                                                               07/01/02 to    01/01/02 to     07/01/02 to    01/01/01 to
                                                                 09/30/02       09/30/02        09/30/01       09/30/01
                                                               -------------- --------------  -------------- -------------

OPERATING REVENUE (EXPENSES)
   General and administrative expenses                              (6,114)       (19,409)         (5,879)       (18,665)
   Financial income                                                   5,909         15,201           4,357         11,867
   Financial expenses                                                 (775)        (1,953)         (1,104)        (1,625)
   Other operating income                                                 3             22              67          1,027
   Equity pick-up adjustment                                        (3,282)         29,774          12,414         40,661
                                                               -------------- --------------  -------------- -------------
TOTAL OPERATING REVENUE (EXPENSES)                                  (4,259)         23,635           9,855         33,265
                                                               -------------- --------------  -------------- -------------
OPERATING INCOME                                                    (4,259)         23,635           9,855         33,265
Non-operating income:
   Revenues                                                              81            132              24             45
   Expenses                                                               0           (24)               0              0
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION                    (4,178)         23,743           9,879         33,310
Deferred income taxes                                                   378          4,870         (2,151)          5,429

                                                               -------------- --------------  -------------- -------------
NET INCOME (LOSS)                                                   (3,800)         28,613           7,728         38,739
                                                               ============== ==============  ============== =============
Number of shares outstanding                                    340,431,374    340,431,374     336,557,975    336,557,975
Profit per Share                                                          -        0.00008         0.00002        0.00012
Loss per Share                                                     (0.00001 )            -               -              -

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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY

-----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
-----------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)

1.   Operating Context

     Telemig Celular Participacoes S.A. is the holding company of Telemig Celular S.A, provider of cellular telephone services in the state of Minas Gerais. The company holds equity of 82.94% in its subsidiary, and 89.18% of voting capital.

     The concession for the rendering of services of cellular telecommunication of "A" Band to the subsidiary was granted on November 4, 1997. The concession will last until April 29, 2008 and may be renewed for one more period of 15 years.

     The services offered and the rates charged by the subsidiary are regulated by ANATEL, regulatory agency for the Brazilian telecommunications industry, according to the General Law of Telecommunications and its respective rules and regulations.

2.   Summary of Significant Accounting Policies

     a) Presentation of the interim financial information and consolidation criteria

          The interim financial information (holding Company and consolidated) have been prepared in accordance with accounting principles generally accepted in Brazil, standards and procedures determined by the Brazilian Securities and Exchange Commission ("CVM") and rules and regulations applicable to the concessionaires of telecommunication services, following the significant accounting principles described below.

          The consolidated interim financial information includes the accounts of the Company and its subsidiary. The consolidation process of the balance sheet and the income statement correspond to the sum of all the assets, liabilities, expenses and revenues of the Companies included in the consolidation, according to the nature of each balance, complemented by the elimination (i) of the interest, retained earnings and shareholders' capital maintained between the companies;
          (ii) of the current account balances and all the outstanding asset and liability accounts that were maintained among the companies; and (iii) minority interests.

     b)   Cash equivalents

          Cash equivalents are considered to be highly liquid temporary cash investments with maturity of three months or less. The investments are accounted for at cost, increased by the earnings obtained until the balance sheet date.



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------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)

2.   Summary of Significant Accounting Policies - Continued

     c)   Allowance for doubtful accounts

          Management, based upon the most recent experience, evaluates the delinquency ratios on a timely basis with the objective of recording an allowance for trade accounts receivable, which recoverability is considered improbable.

     d)   Inventories

          Inventories are stated at the lower of average cost or market. Inventories to be applied in the expansion of the operation are classified as property and equipment, and goods intended for maintenance or sale are classified as current assets.

     e)   Investment

          The investment in subsidiary is recorded using the equity method, based upon the subsidiary's operations and is eliminated in the consolidation process.

     f)   Property and equipment

          Property and equipment are stated at the cost of acquisition and/or construction less accumulated depreciation. Depreciation is provided using the straight-line method based upon the estimated useful lives of the underlying assets. The annual depreciation rates are as follows:

          Network equipment                                          12.5
          Power equipment                                             20
          Software                                                    20
          Buildings                                                    5
          Other assets (when applicable)                           10 to 20

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04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)


2.   Summary of Significant Accounting Policies - Continued

     f)   Property and equipment - Continued

          The interest and financial charges relating to the financing obtained for constructions in progress of the subsidiary are capitalized until the installation is placed into service. Maintenance and repairs are capitalized, when they represent improvement (increase of the useful lives or installed capacity).

          The recoverable value for the subsidiary's capital assets is periodically evaluated to determine whether the recoverable value is less then the related net book value. When that occurs, the subsidiary reduces its net book value to the recoverable value.

     g)   Foreign currency transactions

          Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are readjusted monthly to the exchange rate at the month end. Exchange differences are recognized in the statement of operations when incurred.

     h)   Income and social contribution taxes

          The income tax is computed based on pretax income adjusted for the exclusions and additions as determined by the Brazilian tax legislation, particularly with respect to the equity pick-up adjustment (holding Company), the allowance for doubtful accounts and the provision for contingencies. The social contribution was computed at official rates on the pretax income before income tax. Deferred income tax and social contribution is recorded, based on official rates, on the expected realization value of the tax benefit generated by the premium acquired from the Controlling company, tax loss carry forwards, negative basis of social contribution and for timing differences which deductibility or taxation will occur in the future.

          Management believes that the deferred income and social contribution taxes are realizable and is currently evaluating the best approach to realize those tax credits.

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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY



------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)

2.   Summary of Significant Accounting Policies - Continued

     i)   Interest on capital

          The interest on capital is calculated in accordance with the Law no 9,249/95. The interest payable and receivable on own capital is recorded as financial expense and income, respectively, for taxation purposes. However, for financial information presentation purposes, the interest receivable is reclassified to investments and interest payable is reclassified to retained earnings, in such way that both items are demonstrated as distribution of profits, in accordance with CVM Deliberation 207/96.

     j)   Provision for contingencies

          The provision for contingencies is recorded in order to cover eventual losses, based upon the legal counsels' opinions.

     k)   Revenue Recognition

          Revenues for services are recognized when the service is provided. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges, charges for maintenance and other customer services. All services are billed monthly. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided.

     l)   Pension plan

          The subsidiary (Telemig Celular S.A.) participates in pension plans that provides to its employees, pension and other post-retirement benefits. The contributions to the pension and other post-retirement benefits plans are determined based on actuarial studies and recorded as incurred.

     m)   Employee Bonus

          The Company records for Bonus for its employees based upon the achievement of goals established for the year, subject to approval by the shareholders' meeting.


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04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
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                    (Amounts expressed in thousands of Reais)


3.   Related Parties Transactions

                                                        HOLDING COMPANY              CONSOLIDATED
                                                   ---------------------------  -------------------------
                                                     09/30/02      06/30/02     09/30/02      06/30/02
                                                   -------------- ------------  -----------  ------------
    ASSETS:
       Tele Norte Celular Participacoes S.A.                  -            -          413             -
       Telemig Celular S.A.                                 797          562            -             -
       Amazonia Celular S.A. - Para                         232          173          373         4,746
       Amazonia Celular S.A. - Amazonas                     214          159          346           485
       Amazonia Celular S.A. - Maranhao                     126           93          127           384
       Amazonia Celular S.A. - Amapa                         31           21           33            76
       Amazonia Celular S.A. - Roraima                       25           19           35            58
                                                   -------------- ------------  -----------  ------------
                                                          1,425        1,027        1,327         5,749
                                                   ============== ============  ===========  ============


     On December 28, 1999, Telemig Celular Participacoes S.A., its subsidiary (Telemig Celular S.A.) and related parties linked to its holding Company - Telpart Participacoes S.A. (Tele Norte Celular Participacoes S.A., Amazonia Celular S.A. - Maranhao, Amazonia Celular S.A. - Para, Amazonia Celular S.A. - Amazonas, Amazonia Celular S.A. - Amapa and Amazonia Celular S.A. - Roraima) signed agreements for sharing human resources and administrative activities, with the allocation of the related expenses. The agreements were approved by Shareholders' Meetings of the Companies, as follows:

                                                             DATE OF MEETING
                                                       -------------------------
     Telemig Celular Participacoes S.A                         12/28/1999
     Telemig Celular S.A.                                      12/29/1999
     Tele Norte Celular Participacoes S.A.                     12/28/1999
     Amazonia Celular S.A. - Para                              12/27/1999
     Amazonia Celular S.A. - Amazonas                          12/29/1999
     Amazonia Celular S.A. - Maranhao                          12/29/1999
     Amazonia Celular S.A. - Amapa                             12/29/1999
     Amazonia Celular S.A. - Roraima                           12/30/1999

     The assets and liabilities are exclusively related to the agreements for sharing human resources and administrative activities, mentioned above.

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04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)


4.   Accounts Receivable, net

                                                     CONSOLIDATED
                                          ------------------------------------
                                              09/30/02          06/30/02
                                          ------------------ -----------------

    Telecommunication services                     116,929           119,431
    Sales of handsets and accessories               12,719             9,866
                                          ------------------ -----------------
                                                   129,648           129,297
    Allowance for doubtful accounts                (18,742)          (17,694)
                                          ------------------ -----------------
                                                   110,906           111,603
                                          ================== =================

5.   Investment in Subsidiary

     a) The details of the participation in Telemig Celular S.A. can be summarized as follows:

                                                   09/30/02          06/30/02
                                             ---------------     --------------
       Share capital                                 391,970           391,970
       Shareholders' equity                          500,612           520,068
       Net income for the period                      35,898            39,855
       % of ownership                                 82.94%            82.94%
       % of voting shares                             89.18%            89.18%
       Number of shares held (in thousands):
           Preferred C                            11,792,622        11,792,622
           Other classes of preferred                  8,159             8,159
           Common                                  7,947,889         7,947,889
       Equity pick-up adjustment:
         From the subsidiary's net income             29,774            33,056

     b)   Changes in the balance of investments:

                                                   09/30/02         06/30/02
                                                 -------------    -------------
       Balance at the beginning of the year          431,940           436,837
         Equity pick-up adjustment                    (3,282)            7,629
         Interest on capital receivable, gross       (12,360)          (12,526)
                                                -------------- -----------------
       Balance at the end of the year                416,298           431,940
                                                ============== =================

     c)   Other information:

       The holding Company's independent auditors reviewed the interim financial information of the subsidiary, Telemig Celular S.A.


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-------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
-------------------------------------------------------------------------------

                                     (Amounts expressed in thousands of Reais)


6.   Debt

                                                                                       CONSOLIDATED
                                                                            ---------------------------------
                                                                               09/30/02          06/30/02
                                                                            ---------------   ---------------
    EXPORT DEVELOPMENT CANADA - EDC - The outstanding balance includes foreign exchange adjustments and bears interest of 1% per year above Libor. The installments are due on a semi-annual basis, with
    the final installment due in October 2003.                                  33,026            24,118

    EXPORT DEVELOPMENT CANADA - EDC - The outstanding balance includes foreign exchange adjustments and bears interest of 4.875% per year above Libor. Interest is due on a semi-annual basis. The entire principal is due on a semi-annual basis beginning in April 2003,
    with final due in April 2006.                                              549,181           401,060

    BANCA COMMERCIALE ITALIANA / ALCATEL - The outstanding balance includes foreign exchange adjustments and bears interest of 5.6%
    per year above Libor. The interest is due on a semi annual basis,
    with the entire principal due in September 2003.                            45,570            33,279

    DRESDNER BANK - The outstanding balance includes foreign exchange adjustments and bears interest from 5.4% per year above Libor. The interest is due on a semi-annual basis, with the entire principal due in November 2005.

    BNDES - The outstanding balance is adjusted by the long-term interest rate (TJLP) increased by 3.8% per year. The interest
    payments are due quarterly with final due in November 2005.                183,477           192,801

    BNDES - The outstanding balance is adjusted by the long-term monetary unit (UMBNDES), increased by 3.8% per year. The interest payments are due quarterly until October 2002 and monthly
    beginning November 2002. Principal is due monthly beginning
    November 2002, with final installment due in January 2006                  101,241            75,413

    Others                                                                       4,098             3,598
                                                                           ---------------   ---------------
                                                                               955,542           758,713
    Less: short term portion                                                  (239,448)         (181,316)
                                                                           ---------------   ---------------
    Long-term portion                                                          716,094           577,397
                                                                           ===============   ===============

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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY



-------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
-------------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)


6.   Debt - Continued

     The financing contracts obtained by the subsidiary with the BNDES and the Export and Development Canada - EDC have covenants related to the destination of funds as specified in the contracts, based principally on balance sheet related ratios. If an event of default occurs, the long term financing obtained with the above mentioned institutions may have their due dates anticipated. On September 30, 2002 all covenants were attended by the subsidiary.

     The contract with the EDC (in the amount of R$549,181 as of September 30, 2002) is guaranteed by Telemig Celular Participacoes S.A. The contract with BNDES is secured by entailment of receivables at the amount of 1.5 times the highest monthly installment.

7    Provision for Contingencies

                                                     CONSOLIDATED
                                           ----------------------------------
                                               09/30/02          06/30/02
                                           ---------------- -----------------
    Tax contingencies                             196,079           186,625
    Labor claims                                      973               714
    Civil claims                                    1,168             1,756
    Escrow deposits                              (178,577)         (166,931)
                                           ---------------- -----------------
                                                   19,643            22,164
                                           ================ =================

     a)   Tax contingencies

          It refers mainly to:

          i) ICMS over monthly fees, activation fees and rentals - Management, supported by its legal advisors, understands that only telecommunications services should be subject to ICMS, a state value-added tax, and therefore, that the application of ICMS on monthly fees, activation fees and rentals is unlawful, as these do not constitute telecommunications services. In December 1998, the subsidiary obtained a preliminary court ruling and stopped remitting the ICMS on fees, beginning to record a provision and to make escrow deposits of the amounts involved.

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-----------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
-----------------------------------------------------------------------------

                    (Amounts expressed in thousands of Reais)


7    Provision for Contingencies - Continued

     a)   Tax contingencies -- Continued

          ii. INSS - On July 2nd 2002, the subsidiary was given a tax assessment from the Social Security National Institute - INSS, related to its responsibility of remitting the INSS contribution from services providers as well as 11% retention as stated in law 9,711/98. The subsidiary has recorded a provision in the amount of R$3,500 for eventual losses originating from this assessment, based on the opinion of its legal counsel.

     b)   Labor claims

          The Company is subject to some labor claims proposed by its former employees. Management, supported by its legal advisors, believes that the provision recorded is sufficient to cover probable losses originated from unfavorable court rulings.

     c)   Civil claims

          Civil claims mainly correspond to lawsuits proposed by its clients. Management, supported by its legal advisors, believes that the provision recorded is sufficient to cover probable losses originated from unfavorable court rulings.

8.   Shareholders' Equity

     a)   Subscribed and paid-in capital

          Subscribed and paid in capital in the amount of R$230,227 is comprised of 340,431,374 thousand shares being 126,612,569 thousand common shares and 213,818,805 thousand preferred shares without par value. The authorized capital is 700,000,000 thousand shares.

          The preferred shares of the Company are non-voting, except in the circumstances determined in the by-laws and are entitled to priority in case of capital reimbursement and in the payment of minimum non-cumulative annual dividends of 6% computed on the result of the division of the subscribed capital by the total number of shares of the Company.


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     b)   Extinguishment of non-claimed dividends

          During the current quarter, the Company reversed non-claimed dividends in the amount of R$288. The reversal was charged to the Retained Earnings Account within Shareholders' Equity.

9.   Financial Instruments

     a)   General aspects

          The company and its subsidiary participate in transactions involving financial instruments in order to reduce the exposure to risks of interests and foreign currencies. The administration of these risks is carried out by means of the pre-determination of strategies and determination of exposure limits.

     b)   Market value of financial instruments

          The market value of the financial assets and liabilities were determined based on available market information and appropriate valuation methodology. The use of different market assumptions and/or estimation methodologies could cause a different effect in the market-estimated values. Based on that estimation, Management believes that the book value of the financial instruments is approximately equivalent to its market value.

     c)   Swap options

          The subsidiary has foreign currency swap option contracts in order to minimize eventual losses due to the devaluation of Brazilian Reais as compared to the US Dollar. At September 30, 2002, the nominal value of the swap contracts totaled R$292,229. The contracts are due from October 2002 to May 2006

          The gains and losses incurred with such transactions occur from differences on the variation in contracted indexes over referred indexes and are recorded on the accrual basis as net financial income or expense. As of September 30, 2002 the receivable value of swap contracts totalized R$ 222,078, with R$ 210,155 being presented in other non-current assets and the remaining balance in other current assets.



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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY



-----------------------------------------------------------------------------
05.01 - MANAGEMENT AND DISCUSSION ANALYSIS FOR THE QUARTER
-----------------------------------------------------------------------------

Refer to the Management Discussion and Analysis on consolidated interim financial information.


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01.01 - IDENTIFICATION

--------------- ---------------------------------------- ----------------------
1 - CVM         2 - COMPANY NAME                         3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES            02.558.118/0001-65
--------------- ---------------------------------------- ----------------------


06.01 - CONSOLIDATED BALANCE SHEET (IN THOUSANDS OF REAIS)

                                                          September 30,       June 30,
                                                              2002              2002
                                                         --------------    ------------
ASSETS

CURRENT ASSETS:
   Cash and Cash Equivalents                                    543,783         483,149
   Accounts Receivable, net                                     110,906         111,603
   Recoverable Taxes                                             39,072          25,326
   Deferred Income Tax and Social Contribution                   36,310          35,266
   Inventories                                                   15,102           8,706
   Accounts Receivable from Hedge Operations                     11,923          21,242
   Prepaid amounts and other current assets                      11,351          21,242
                                                         --------------    ------------
                                                                768,447         689,129
                                                         --------------    ------------

LONG-TERM ASSETS:
   Deferred Income Tax and Social Contribution                  203,162         200,757
   Recoverable Taxes                                              9,690           9,995
   Related Parties Transactions                                   1,327           5,749
   Accounts Receivable from Hedge Contracts                     210,155          63,986
   Other non-current assets                                       3,499           3,741
                                                         --------------    ------------
                                                                427,833         284,228
                                                         --------------    ------------

PERMANENT ASSETS:
   Investments                                                      220             220
   Property and Equipment                                       759,529         769,992
                                                         --------------    ------------
                                                                759,749         770,212
                                                         --------------    ------------

                                                         --------------    ------------
TOTAL ASSETS                                                  1,956,029       1,743,569
                                                         ==============    ============


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01.01 - IDENTIFICATION

--------------- ---------------------------------------- ----------------------
1 - CVM         2 - COMPANY NAME                           3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES              02.558.118/0001-65
--------------- ---------------------------------------- ----------------------


06.02 - CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY

                                         ------------------  ------------------
                                            September 30,          June 30,
                                                2002                 2002
                                         ------------------  ------------------
CURRENT LIABILITIES:
  Current portion of long term debt             239,448                 181,316
  Trade creditors                                55,538                  61,013
  Taxes and Contributions                        34,256                  24,813
  Dividends                                       2,626                   1,982
  Accrued Liabilities                            37,671                  27,580
  Interest on capital payable                     6,516                   3,780
  Other current liabilities                      11,970                   8,336
                                         --------------     -------------------
                                                388,025                 308,820
                                         --------------     -------------------

NON CURRENT LIABILITIES:
  Long term debt                                716,094                 577,397
  Provision for contingencies                    19,643                  22,164
  Other non-current liabilities                     332                     332
                                         --------------     -------------------
                                                736.069                 599.893
                                         --------------     -------------------
                                         --------------     -------------------

SHAREHOLDERS' EQUITY
  Share Capital                                 230,227                 230,227
  Capital Reserves                              194,091                 189,686
  Income Reserves                                94,780                  94,780
     Legal Reserve                               15,550                  15,550
     Realizable Profit Reserve                   79,230                  79,230
   Retained Earnings                            228,523                 232,035
                                       ----------------     -------------------
                                                747,621                 746,728
                                       ----------------     -------------------


                                      -----------------     -------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                        1,956,029               1,743,569
                                      =================     ===================



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01.01 - IDENTIFICATION

--------------- ----------------------------------------------------------------------------------- -------------------------
1 - CVM         2 - COMPANY NAME                                                                    3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                                       02.558.118/0001-65
--------------- ----------------------------------------------------------------------------------- -------------------------


07.01 - CONSOLIDATED STATEMENTS OF INCOME
                                             07/01/02 to      01/01/02 to      07/01/02 to      01/01/01 to
                                               09/30/02         09/30/02         09/30/01         09/30/01
                                           --------------- ---------------- ---------------  ---------------
   Gross Revenue                               306,997          875,438          287,838          821,749
   Deductions                                  (67,105)        (187,734)         (62,594)        (180,724)
                                           --------------- ---------------- ---------------  ---------------
NET REVENUE                                    239,892          687,704          225,244          641,025
   Cost of Services and Goods Sold            (107,794)        (305,527)        (102,820)        (292,005)
                                           --------------- ---------------- ---------------  ---------------
GROSS PROFIT                                   132,098          382,177          122,424          349,020
OPERATING REVENUE (EXPENSES)
   Selling Expenses                            (52,274)        (141,837)         (52,802)        (145,924)
   General and administrative expenses         (34,689)         (96,836)         (26,266)         (77,388)
   Financial income                            179,757          281,061           55,120          100,911
   Financial expenses                         (240,085)        (387,927)         (90,841)        (174,563)
   Other operating income                        1,394            4,814            1,953            7,271
                                           --------------- ---------------- ---------------  ---------------
TOTAL OPERATING REVENUE (EXPENSES)            (145,897)        (340,725)        (112,836)        (289,693)
                                           --------------- ---------------- ---------------  ---------------
OPERATING INCOME                               (13,799)          41,452            9,588           59,327
                                           --------------- ---------------- ---------------  ---------------
Non-operating income
   Revenues                                        760            1,855              106              238
   Expenses                                        (70)          (4,385)             (55)            (233)
                                           --------------- ---------------- ---------------  ---------------
INCOME BEFORE TAXES AND PARTICIPATION          (13,109)          38,922            9,639           59,332
Income Tax and Social contribution               6,584          (13,819)             736          (22,584)
Deferred Income Tax                              4,456           19,122            2,185           16,597
Profit Sharing                                  (2,406)         (10,031)          (2,277)          (6,241)
Minority Interest                                  675           (5,581)          (2,555)          (8,365)
                                           --------------- ---------------- ---------------  ---------------
NET INCOME (LOSS)                               (3,800)          28,613            7,728           38,739
                                           =============== ================ ===============  ===============

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01.01 - IDENTIFICATION

--------------- ------------------------------------------ -------------------
1 - CVM         2 - COMPANY NAME                           3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES              02.558.118/0001-65
--------------- ------------------------------------------ -------------------


07.01 - CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS)

                                                       07/01/02 to     01/01/02 to      07/01/02 to      01/01/01 to
                                                        09/30/02         09/30/02        09/30/01         09/30/01
                                                      --------------- ---------------- ---------------  ---------------
Net Income (Loss)                                            (3,800)          28,613           7,728           38,739

NUMBER OF SHARES                                        340,431,374      340,431,374     336,557,975      336,557,975
INCOME PER SHARE                                                  -          0.00008         0.00002          0.00012
LOSS PER SHARE                                             (0.00001)               -               -                -


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08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL
        INFORMATION

1.   COVERAGE

The analysis were based on consolidated figures of Telemig Celular Participacoes S.A. and comprise the period from 07/01/2002 to 09/30/2002 compared to the prior quarters and corresponding quarters of previous year.

2.   OPERATIONAL PERFORMANCE

Customers base

The Company's customer base reached 1,808,600 during the third quarter of 2002. Quarter-over-quarter, this represents a 4.4% increase. Year-over-year, this represents an 18.1% increase in the client base. Net additions amounted to 76,761 for the quarter.

For the third quarter of 2002, prepaid net additions were 99,212, bringing the total prepaid base to 1,152,321 or 64% of the total base. The postpaid base decreased by 22,451 customers, ending the quarter with 656,279 customers, or 36% of the total base.

                           Client Base (In Thousands)

                  3rdQ 2001    4thQ 2001    1stQ 2002    2ndQ 2002    3rdQ 2002

     Prepaid        786         924             964        1,053        1,152
     Postpaid       745         746             712          679          656
     Total        1,531       1,670           1,675        1,732        1,809

Churn

For the third quarter of 2002, the blended annualized churn rate was 37%. The postpaid annualized churn rate for 3Q02 decreased to 28% from the 31% reported in the previous quarter. The Company expects the postpaid churn rate to increase slightly during the last quarter of the year.



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08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL
        INFORMATION

The prepaid annualized churn rate for the quarter was 42%. This rate remains high as result of poor quality client acquisitions that resulted from the 2001 Christmas sales campaign that ran from November 2001 to January 2002 and from the Mothers' day campaign that ran from April to May of this year. The Company anticipates a slight decrease in the prepaid churn rate for the fourth quarter of 2002.

Minutes of Usage (MOU) and Average Revenue Per User (ARPU)

Postpaid MOU for 3Q02 totaled 180, representing a 4% increase when compared to the 174 registered in the previous quarter. This increase is consistent with our strategy to place clients in the most suitable plan. As a result, postpaid ARPU increased to R$70 for 3Q02 compared to the R$68 registered in the second quarter of the year. It should be noted that the Company's blended ARPU has remained in the R$64-R$70 range for the last 15 quarters.

Prepaid MOU remained stable at 67 compared to the previous quarter. Consequently, prepaid ARPU was unchanged at R$21.

The blended ARPU remained stable at R$40 compared to the second quarter of 2002. See below:

                                    ARPU (R$)

                  3rdQ 2001    4thQ 2001    1stQ 2002    2ndQ 2002    3rdQ 2002

     Prepaid         67          65              64           68           70
     Postpaid        22          22              20           21           21
     blended         44          42              39           40           40


Market Share

Market share was estimated at 68% compared to the 71% registered in the previous quarter as a result of the entrance of a new competitor. Gross sales share for 3Q02 was an estimated 53%.

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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

3.   INCOME STATEMENT

                               [GRAPHIC OMITTED]

                           INCOME STATEMENT (BR GAAP)

                                                                                                                         (In R$ 000)
------------------------------------------------------------------------------------------------------------------------------------
                                                  2001                              2002                                   Var. %
                                     3rd Quarter    4th Quarter     1st Quarter  2nd Quarter  3rd Quarter    YTD        (3Q02/2Q02)
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - Gross                261,756        265,195         263,892     271,030      282,444      817,366          4.2%
Equipment Revenues - Gross               26,082         23,287          15,650      17,869       24,553       58,072         37.4%
------------------------------------------------------------------------------------------------------------------------------------
Total Revnues - Gross                   287,838        288,482         279,542     288,899      306,997      875,438          6.3%
Taxes                                   (62,624)       (60,497)        (59,793)    (60,836)     (67,105)    (187,734)        10.3%

Service Revenues - NET                  203,716        208,826         207,060     213,521      220,023      640,604          3.0%
Equipment Revenues - NET                 21,498         10,150          12,680      14,542       19,869       47,100         36.6%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                    225,214        227,985         219,749     228,063      239,892      687,704          5.2%

Cost of Services                         47,547         52,498          50,226      50,505       50,927      151,658          0.8%
Cost of Equipment                        23,598         20,245          12,688      16,566       21,659       49,913         39.1%
Selling & Marketing Expenses             42,592         45,583          33,884      42,560       47,159      123,603         10.8%
Bad Debt Expense                          7,955          6,236           6,869       5,195        2,940       15,004        -43.4%
General & Administrative Expenses        15,203         (5,525)         17,339      17,063       18,478       52,880          8.3%
------------------------------------------------------------------------------------------------------------------------------------

EBITDA                                   88,229        108,948          98,743      97,174       98,729      294,646          1.6%
  %                                       43.3%          52.2%            47.7%       45.5%        44.9%        46.0%        -1.4%

Depreciation & Amortization              42,920         44,828          47,086      47,042       52,200      146,328         11.0%
Interest Expense(1)(2)                   22,359          6,863          22,032      18,127       29,689       69,848         63.8%
Interest Income                         (55,120)        30,378         (19,497)    (81,807)    (179,757)    (281,061)       119.7%
Foreign Exchange Loss(2)                 68,482        (63,261)            716     106,967      210,396      318,079         98.7%
Others                                    2,226          2,170           3,771       7,074        1,716       12,561        -75.7%
Income Taxes                             (2,921)        25,810          12,203      (6,466)     (11,040)      (5,303)        70.7%
Minority Interests                        2,555         10,913           5,231       1,025         (675)       5,581       -165.9%
------------------------------------------------------------------------------------------------------------------------------------

Net Income                                7,728         51,248          27,201       5,212       (3,800)      28,613       -172.9%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Earnings per thousand shares(R$)          0.023          0.152           0.081       0.015       (0.011)       0.084       -172.9%
Earnings per ADS(R$)                      0.459          3.045           1.616       0.306       (0.223)       1.681       -172.9%
------------------------------------------------------------------------------------------------------------------------------------

(1) Interest paid 3Q01 - R$8,455 thousand; 4Q01 - R$27,242 thousand; 1Q02 - R$7,655 thousand; and 2Q02 - R$20,112 thousand; and 3Q02 -
R$9,927 thousand.

(2) 1Q02 and 2Q02 amounts relate to foreign exchange losses on the debt portion denominated in the current basket index from the ENDES which were adjusted (debt in the interest expense encountered in the foreign exchange loss account). The amounts adjusted were R$256 thousand and R$15,316 thousand for 1Q02 and 2Q02, respectively.


Revenue

Net service revenues totaled R$220.0 million, increasing by R$6.5 million or 3% when compared to the previous quarter. Net equipment revenues totaled R$19.9 million, an increase of R$5.3 million or 37% over the 2Q02. This difference stemmed from higher acquisitions during the quarter associated with increased sales efforts, which resulted from the entrance of a new competitor.

Total net revenues for the quarter were R$239.9 million, representing an R$11.8 million or 4% increase when compared to 2Q02.


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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the 3Q02, handset subsidies for client acquisition were R$1.8 million or R$7.5 per gross addition as compared to R$1.0 million or R$4.9 per gross addition in the 2Q02.

Cost of services and goods sold and operating expenses

Cost of services for the third quarter of 2002 totaled R$50.9 million, remaining stable when compared to the R$50.5 million registered in the previous quarter.

Selling and Marketing expenses for the quarter totaled R$47.2 million, an increase of R$4.6 million, or 11%, when compared to 2Q02. This increase was primarily the result of higher retention expenses reported for the period, higher commissions related to increased sales, and to an adjustment on handset inventory to reflect its fair market value (R$3.0 million).

G&A expenses totaled R$18.5 million, increasing by R$1.4 million or 8.3% when compared to the R$17.1 million registered in the previous quarter. This increase can be primarily attributed to a one-time severance payment.

Customer acquisition cost for the third quarter of 2002 decreased to R$100 from the R$107 reported in the previous quarter.

Retention costs for the 3Q02 represented 9.0% of net service revenues, remaining stable when compared the 8.9% recorded in the 2Q02.

Bad debt decreased to 1.3% of net service revenues when compare d to the 2.4% registered in the previous quarter. When calculated against total net revenues was 1.2%, compared to the 2.3% reported in the previous quarter. The strong reduction reflects the success of a 2000/2001 receivables recovery campaign (R$0.8 million) that was implemented in August 2002.

                                          Bad Debt(%)
                                       [GRAPHIC OMITTED]

                                 3rdQ 2001      4thQ 2001    1stQ 2002     2ndQ 2002    3rdQ 2002
% of net service revenues          3.9%             3.0%       3.3%          2.4%          1.3%
% of total net revenues            3.6%             2.7%       3.1%          2.3%          1.2%


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BRAZILIAN FEDERAL PUBLIC SERVICE
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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY



08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

EBITDA

EBITDA and EBITDA margin (excluding handsets) for the third quarter of 2002 reached R$98.7 million and 44.9%, respectively, compared to the R$97.2 million and 45.5% registered in the previous quarter. Year-over-year this represents an increase of 12%. Year-to-date EBITDA and EBITDA margin reached R$294.6 million and 46.0%, respectively.

                                 EBITDA (R$ MM)
                               [GRAPHIC OMITTED]

                                 3rdQ 2001      4thQ 2001    1stQ 2002     2ndQ 2002    3rdQ 2002
Ebitda                              88.2          108.9         98.7          97.2         98.7
Ebitda Margin                       43.3%         52.2%         47.7%         45.5%        44.9%

Depreciation and amortization

For the 3Q02, depreciation and amortization reached R$52.2 million, increasing by R$5.2 million when compared the previous quarter. The difference is primarily due to the acceleration of the depreciation of the billing system that will be replaced by year-end.

Financial expenses, net

                                                R& millions
                                         3Q02                   YTD
Interest Expenses*                       29.7                    69.8
Interest Income*                       (179.8)                 (281.1)
Foreign Exchange Loss*                  210.4                   318.1
                                      ---------               --------
NET FINANCIAL EXPENSES                   60.3                   106.9

Note: a) Interest expense: includes financial expenses related to debt, loss on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gain on hedging operations (if any); and, c) Foreign exchange loss: exclusively reflects currency devaluation changes on debt principal and interest payable.


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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


             Detailed Financial Expenses Information (net of taxes*)

                                                        R$ millions
                                                      3Q02          YTD
Expenses related to debt denominated
  in foreign currency                                 223.7         350.5
Gains on hedging operations                           148.6         208.5
   Sub-total                                           75.1         161.2
Expenses related to debt denominated in Reais           6.3          19.4
                                                      -----         -----
Financial expenses (debt related)                      81.4         161.3
Net financial expenses (not related to debt)**          1.7           2.3
                                                      -----         -----
   Sub-total                                           83.1         163.6
Interest income - cash investing activities            22.7          56.7
                                                      -----         -----
NET FINANCIAL EXPENSES                                 60.3         106.9

*Net of PIS/COFINS on interest income
**Net Financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Loss

Loss for the 3Q02 totaled R$3.8 million, or R$0.223 per ADS (R$0.011 per thousand shares). It is important to note that the acceleration of the depreciation (R$2.6 million - net of taxes) and the net foreign exchange loss (R$37.1 million - net of taxes) have adversely impacted the 3Q02 net results by R$39.7 million.

4. CAPITAL EXPENDITURES

During the third quarter of 2002, Telemig Celular's capital expenditures were R$36.4 million. Year-to-date investments totaled R$60.5 million. It should be noted that reduced capital expenditures has not impacted the Company's ability to support traffic demand. As of September 30, 2002, 98% of the Company's clients were on the digital network, representing 89% of total traffic.

                  CAPEX (R$ millions)   1Q02      2Q02     3Q02
                  Network                4.3      12.1     12.4
                  IS/IT                  3.4       3.2     21.6
                  Others                 0.4       0.8      2.4
                  TOTAL                  8.1      16.1     36.4
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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.   FINANCIAL INFORMATION

Free cash flow

Free cash flow for the quarter was a positive R$74.3 million. Year-to-date free cash flow amounted to a positive R$217.9 million.


                               CASH FLOW (BR GAAP)

                                                                        (R$ 000)
--------------------------------------------------------------------------------
                                                               3Q02        YTD
================================================================================
Operating Activities
Net income (loss)                                             (3,800)    28,613
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
 Depreciation and amortization                                52,200    146,328
 Monetary variation and foreign exchange loss (principal)    208,554    319,050
 Unrealized income on hedging operations                    (148,629)  (208,527)
 Deferred income taxes and social charges                     (4,456)   (19,122)
 Minority interest                                              (675)     5,581
 Other                                                        (6,628)    (6,107)
Changes in operating assets and liabilities                   11,863     (7,014)
                                                            --------   --------
Net cash provided by operating activities                    108,429    258,802
================================================================================
Investing Activities
 Proceeds from sale of property, plant and equipment             760      1,855
 Investment acquisition                                         --         (100)
 Capital expenditures                                        (36,392)   (60,521)
                                                            --------   --------
Net cash used in investing activities                        (35,632)   (58,766)
================================================================================
Financing Activities
 Amortization of loans                                       (11,725)   (43,906)
 Payment of dividends and interest on capital                   (438)   (29,649)
                                                            --------   --------
Net cash provided by financing activities                    (12,163)   (73,555)
================================================================================
Net increase (decrease) in cash and cash equivalents          60,634    126,481
================================================================================
Cash and cash equivalents, beginning of the period           483,149    417,302
--------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                 543,783    543,783
--------------------------------------------------------------------------------


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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

Debt

As of September 30, 2002, total debt was R$955.5 million, with 81% denominated in foreign currencies (70% denominated in US Dollars and 11% denominated in a currency basket index from the BNDES). From the US dollar denominated debt, 88% was hedged at the end of the third quarter. From total debt denominated in foreign currency, 76% was hedged. The Company's indebtedness was partially offset by cash and cash equivalents (R$543.8 million) and accounts receivable from hedging operations (R$222.1 million), resulting in net debt of R$189.7 million.

Financial ratios

                 Ratios              1Q02     2Q02      3Q02
    Net Debt/EBITDA(1)=              0.5      0.5       0.5
    Net Debt/Total Assets =          11%      12%       10%
    Interest Coverage Ratio(1)=      6.0      6.2       6.3
    Current Liquidity Ratio=         2.4      2.2       2.0
    (1) Last twelve months

Debt payment schedule

                                                   % denominated in
                    Year          R$ millions      foreign currency

                    2002              39.5                    63%
                    2003             308.8                    81%
                    2004             246.2                    76%
                    2005             280.3                    81%
                    2006              81.3                   100%
                    2007               0.1                   100%


6.  LAUNCH OF NEW PLAN

Last September, Telemig Celular launched a new and innovative tariff plan commercially branded as "Plano Controle " (Control Plan). Through this plan, clients pay a fixed amount of R$29.00 per month, of which, R$5.40 is the monthly fee and R$23.60 are airtime credits.

The credits that are not used in one month can be carried over to the next month, then, if not used, will expire. During the month, if the credits expire, the customer can activate prepaid calling cards and continue to place calls. This new plan positions customers between the prepaid and postpaid plans and Telemig Celular accounts for them in the postpaid subscribers base.

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.   OUTLOOK

For the fourth quarter of 2002, Telemig Celular expects to maintain gross sales share at approximately the same level as the third quarter. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to be approximately 2.5% to 3.0% for the last quarter of the year.

Telemig Celular expects mobile penetration, within the Company's concession area, to increase to 17% by year-end from the current level of 15%.

Management has revised its total capital expenditures forecast for the year to approximately R$100 million. (Note: this estimate does not include any capital expenditures associated with network upgrades).














                                   **********


This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "antici pates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY


16.01 - OTHER INFORMATION

According to the policies of corporate governance, the Company discloses the additional information below, related to the composition of its share capital. All the data relates to 09/30/02:

1.   OUTSTANDING SHARES

----------------------- --------------------- -------------------- --------------------- --------------------
        Class             Number of shares    Outstanding shares     % of outstanding     % of outstanding
                                                                      shares X class       shares X total
----------------------- --------------------- -------------------- --------------------- --------------------
Common                       126,612,568,962       60,684,242,162         47.93                 17.83
----------------------- --------------------- -------------------- --------------------- --------------------
Preferred                    213,818,804,997      212,124,461,183         99.21                 62.31
----------------------- --------------------- -------------------- --------------------- --------------------
Total                        340,431,373,959      272,808,703,345         80.14                 80.14
----------------------- --------------------- -------------------- --------------------- --------------------

The above table represents all the outstanding shares issued by the Company, except those held by the controlling shareholder.

2. SHARES HELD BY THE CONTROLLING SHAREHOLDER, BOARD OF DIRECTORS AND MEMBERS OF THE FISCAL BOARD

---------------------------- -------------------------- -------------------------- --------------------------
        Shareholder                Common shares            Preferred shares             Total shares
---------------------------- -------------------------- -------------------------- --------------------------
Controlling                             65,928,326,800              1,694,343,814             67,622,670,614
---------------------------- -------------------------- -------------------------- --------------------------
Administrative Council                          21,447                      1,660                     23,107
---------------------------- -------------------------- -------------------------- --------------------------
Fiscal                                           1,792                      1,794                      3,586
---------------------------- -------------------------- -------------------------- --------------------------
Board of Directors                              20,452                     11,318                     31,770
---------------------------- -------------------------- -------------------------- --------------------------

3. SHAREHOLDERS HOLDING (DIRECTLY OR INDIRECTLY) MORE THAN 5% OF VOTING CAPITAL

----------------------------- --------- ------------------ ------- ----------------- -------- ---------------- --------
            Name              Country     Common Shares      %     Preferred Shares     %      Total Shares       %
----------------------------- --------- ------------------ ------- ----------------- -------- ---------------- --------
Telpart Participacoes S.A.    Brazil       65,928,326,800   52.07     1,694,343,814     0.79   67,622,670,614    19.86
----------------------------- --------- ------------------ ------- ----------------- -------- ---------------- --------
Latinvest Holdings            USA           9,186,828,843    7.26        16,689,853     0.01    9,203,518,696     2.70
Delaware LLC
----------------------------- --------- ------------------ ------- ----------------- -------- ---------------- --------
Utilitivest II Delaware LLC   USA           7,898,588,207    6.24                 0        0    7,898,588,207     2.32
----------------------------- --------- ------------------ ------- ----------------- -------- ---------------- --------
Caixa  de Prev  dos  Func do  Brazil        6,803,198,008    5.37     5,926,381,590     2.77   12,729,579,598     3.74
Banco do Brasil
----------------------------- --------- ------------------ ------- ----------------- -------- ---------------- --------
Others                                     36,795,627,104   29.06   206,181,389,740    96.43  242,977,016,844    71.37
----------------------------- --------- ------------------ ------- ----------------- -------- ---------------- --------
Total                                     126,612,568,962  100.00   213,818,804,997   100.00  340,431,373,959   100.00
----------------------------- --------- ------------------ ------- ----------------- -------- ---------------- --------


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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY


16.01 - OTHER INFORMATION

TELPART PARTICIPACOES S.A.

----------------------------- --------- ------------------ ------- ----------------- --------
            Name              Country     Common Shares      %       Total Shares       %
----------------------------- --------- ------------------ ------- ----------------- --------
Newtel Participacoes S.A.     Brazil          488,993,257   51.07       488,993,257    51.07
----------------------------- --------- ------------------ ------- ----------------- --------
TIW do Brasil Ltda            Brazil          468,150,357   48.90       468,150,357    48.90
----------------------------- --------- ------------------ ------- ----------------- --------
Outros                                            289,040    0.03           289,040     0.03
----------------------------- --------- ------------------ ------- ----------------- --------
Total                                         957,432,654  100.00       957,432,654   100.00
----------------------------- --------- ------------------ ------- ----------------- --------

NEWTEL PARTICIPACOES S.A.

---------------------------------------- ------------ --------------- ------- --------------- --------
                 Name                      Country    Common Shares     %      Total Shares      %
---------------------------------------- ------------ --------------- ------- --------------- --------
Opportunity Mem S.A.                     Brazil          260,045,924   53.06     260,045,924    53.06
---------------------------------------- ------------ --------------- ------- --------------- --------
Previ - Cx de Prev  dos  Func do  Banco  Brazil          138,010,705   28.16     138,010,705    28.16
do Brasil
---------------------------------------- ------------ --------------- ------- --------------- --------
Sistel  -  Fund  Sistel  de  Seguridade  Brazil           47,737,370    9.74      47,737,370     9.74
Social
---------------------------------------- ------------ --------------- ------- --------------- --------
Petros - Fund  Petrobras de  Seguridade  Brazil           27,082,980    5.53      27,082,980     5.53
Social
---------------------------------------- ------------ --------------- ------- --------------- --------
Others                                                    17,231,465    3.52      17,231,465     3.52
---------------------------------------- ------------ --------------- ------- --------------- --------
Total                                                    490,108,444  100.00     490,108,444   100.00
---------------------------------------- ------------ --------------- ------- --------------- --------

OPPORTUNITY MEM S.A.

---------------------------------------- ------------ --------------- ------------ -------------- ------------
                 Name                      Country    Common Shares        %       Total Shares        %
---------------------------------------- ------------ --------------- ------------ -------------- ------------
Futuretel S.A.                            Brazil          207,192,421    99.999999    207,192,421    99.999999
---------------------------------------- ------------ --------------- ------------ -------------- ------------
Others                                                              3     0.000001              3     0.000001
---------------------------------------- ------------ --------------- ------------ -------------- ------------
Total                                                     207,192,424       100.00    207,192,424       100.00
---------------------------------------- ------------ --------------- ------------ -------------- ------------

FUTURETEL S.A.

---------------------------------------- ------------ --------------- ------------ -------------- ------------
                 Name                      Country    Common Shares        %       Total Shares        %
---------------------------------------- ------------ --------------- ------------ -------------- ------------
CVC/Opp Equity Partners LP               Cayman           98,540,026        47.06     98,540,026        47.06
                                         Islands
---------------------------------------- ------------ --------------- ------------ -------------- ------------
CVC/Opp Equity Partners FIA              Brazil           97,114,726        46.38     97,114,726        46.38
---------------------------------------- ------------ --------------- ------------ -------------- ------------
Tele FIA                                 Brazil           13,722,923         6.55     13,722,923         6.55
---------------------------------------- ------------ --------------- ------------ -------------- ------------
Others                                                        12,249         0.01         12,249         0.01
---------------------------------------- ------------ --------------- ------------ -------------- ------------
Total                                                    209,389,924       100.00    209,389,924       100.00
---------------------------------------- ------------ --------------- ------------ -------------- ------------

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ITR - QUARTERLY INFORMATION AS OF SEPTEMBER 30, 2002                STATUTORY


16.01 - OTHER INFORMATION

TIW DO BRASIL LTDA

---------------------------------------- ------------ --------------- ------------ -------------- ------------
                 Name                      Country    Common Shares        %       Total Shares        %
---------------------------------------- ------------ --------------- ------------ -------------- ------------
Telesystem International Wireless        Barbados        587,915,586      99.9999    587,915,586      99.9999
---------------------------------------- ------------ --------------- ------------ -------------- ------------
Rene Patoine                             Canada                  500      0.00009            500      0.00009
---------------------------------------- ------------ --------------- ------------ -------------- ------------
Total                                                    587,916,076       100.00    587,916,076       100.00
---------------------------------------- ------------ --------------- ------------ -------------- ------------

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17.01 - INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT - UNQUALIFIED

The Board of Directors and Shareholders
Telemig Celular Participacoes S.A.
Brasilia - DF


We have carried out a special review of the accompanying quarterly information
(ITR) of Telemig Celular Participacoes S.A. as of and for the three-months ended September 30, 2002, which comprises the balance sheet and the statement of income of the parent company and consolidated, notes to quarterly information and management's discussion and analysis, prepared in accordance with accounting principles established by Brazilian Corporate Law.

We conducted our review in accordance with specific standards established by the Brazilian Auditors' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by Brazilian Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the required quarterly information

                                    Brasilia
                                October 18, 2002

                         [LOGO OMITTED] ERNST & YOUNG
                           Auditores Independentes S/C
                              CRCSP015.199/0-6-S-DF


                          Joao Ricardo Pereira da Costa
                        Accountant CRC1RJ066.748/O-3-S-DF